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
CONTACTS:
LORUS THERAPEUTICS INC.                      CANADIAN MEDIA CONTACT:                         US MEDIA CONTACT:

Corporate Communications                     Hugh Mansfield                                  Jennifer Taylor
Grace Tse                                    Mansfield Communications Inc.                   Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                Tel:  (416) 599-0024                            Tel:  (212) 370-5045
Email:ir@lorusthera.com                      Email:  hugh@mcipr.com                          E-mail:  jennifer@mcipr.com
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  LORUS THERAPEUTICS INC. ANNOUNCES PHASE III CLINICAL TRIAL PROGRESS WITH ITS
                    LEAD IMMUNOTHERAPEUTIC DRUG, VIRULIZIN(R)

     - Trial expanded to approximately 50 sites in North and Latin America -

TSE:              LOR
OTC BB:           LORFF

TORONTO, APRIL 16, 2003 - Lorus Therapeutics Inc. ('Lorus') today announced that its lead immunotherapeutic drug Virulizin(R), for the treatment of advanced pancreatic cancer currently in a pivotal Phase III clinical trial, is being expanded to include approximately 50 clinical trial sites in North America and Latin America.

In addition to approximately 40 clinical sites and several new major cancer centers throughout the United States, the company has expanded the trial to 10 major oncology centers in Canada and Mexico. Participating Canadian centers include McGill University in Montreal and the Cross Cancer Center in Edmonton Alberta. In Mexico it will include the National Cancer Institute of Mexico and the National Medical Center in Mexico City, which are two of Latin America's leading oncology centers.

The Virulizin(R) Phase III clinical trial examines the drug in a first-line treatment setting in combination with gemcitabine, the only agent currently approved for the treatment of advanced pancreatic cancer. The same clinical trial also examines Virulizin(R) in combination with 5-flurouracil as a second line treatment option for patients that become resistant or intolerant to gemcitabine treatment.

"We are very pleased to be a part of the Virulizin(R) Phase III clinical trial of first-line treatment of advanced pancreatic cancer," said Dr. Richard Just, Scripps Cancer Center, San Diego, California. "Virulizin(R) shows promise as a well-tolerated immunotherapeutic drug for a devastating disease that is characterized by very few new treatment options."

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Ongoing clinical study sites for Virulizin(R) are located throughout the U.S., such as New York, California, Florida, Michigan, Louisiana, and Ohio. Details of the Phase III clinical study design and contact information have been posted on major oncology and pancreatic clinical trial web sites to facilitate awareness of the clinical trial in the health-care community.

"We are very impressed with the enthusiasm of our clinical investigators and study staff in our Phase III clinical program for Virulizin(R). Expansion of this trial to important oncology centers in Canada, Mexico, and the addition of new US sites is not only important for our clinical trial milestones, but is also central to our longer term global business strategy to have a strong presence in international markets, and the international oncology community," said Dr. Jim Wright, CEO, Lorus.

The US Food and Drug Administration awarded Virulizin(R) orphan drug status and fast track status for the treatment of pancreatic cancer. The drug has been approved in Mexico for the treatment of malignant melanoma, where it is commercially available through Mayne Pharma, Lorus' marketing partner in Latin America.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.


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